Ex99.97

Valour Announces Launch of Cardano and Polkadot Exchange
Traded Products (ETPs)

Two new exchange products ("ETPs"), Valour Cardano (ADA) SEK and Valour Polkadot (DOT) SEK, will enable institutions and individuals to invest in these tokens as easily as buying shares from their bank or broker

Trading in Valour Cardano (ADA) SEK will begin on Nordic Growth Market stock exchange on May 18, 2021 , with Valour Polkadot (DOT) SEK anticipated to follow later in the month

TORONTO, May 18, 2021 /CNW/ - Valour Structured Products Inc. ("Valour"), a subsidiary of DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJ.F) (OTC: DEFTF) and issuer of investment products focused on digital assets, has announced the launch of its Cardano (ADA) ETP (VALOUR CARDANO SEK - CH1114178796) on the Nordic Growth Market (NGM) stock exchange on May 18, 2021. Valour is also anticipating the launch of Valour's Polkadot ETP (VALOUR POLKADOT SEK - CH1114178770) on the NGM exchange later in the month. Both products enable investors to gain exposure to the popular digital assets simply and securely, via their bank or broker.

Cardano is an open-source, proof-of-stake blockchain platform which facilitates decentralised applications and peer-to-peer transactions via  its native token, ADA. With a research driven approach and focus on the security, scalability and programmability, Cardano's development has been propelled in the past year. This and increasing interest in the efficiency of proof-of-stake blockchains has seen its ADA token move to the fourth largest digital asset by market capitalization in the past  week1.

Polkadot is a next generation blockchain protocol that enables interoperability and scalability for multiple blockchains. An open-source project founded by the Web3 Foundation, Polkadot's native token, DOT, carries out three essential functions: providing governance for the network, operating the network via staking,  and supporting the creation of parachains,  specialized blockchains that  connect  to  Polkadot.

Both are among the top ten cryptocurrencies in the world by capitalization2, with Cardano currently at USD $65 billion and Polkadot at USD $37 billion.

By gaining exposure to digital assets via Valour, investors of DeFi Technologies benefit from the standardisation, risk reduction and operational efficiency of a centrally-cleared product listed on a regulated stock exchange. For each exchange traded product of Valour that is bought and sold on the stock exchange, Valour purchases the equivalent amount of the underlying digital assets, meaning the products are fully backed at all times.

"Following the success of our Bitcoin and Ethereum ETPs, we've had growing investor demand for further digital asset products," said Valour CEO Diana Biggs. "With the increasing development and understanding of these technologies, we're thrilled to bring investors the most cost- effective and secure way to access investment  in innovative protocols like Cardano and   Polkadot."

"It's great to see the progress Diana Biggs, CEO of Valour, and the team is making to launch another innovative product to the public markets. Cardano is a leading player in the crypto space with its blockchain that is focused on change-makers. It's novel in that it differentiates itself  and has found a niche that it controls. However, for investors, it is sometimes hard to get access to these opportunities because of regulatory constraints for difficulty in navigating the crypto landscape," said Wouter Witvoet, CEO of DeFi Technologies. "Valour, part of DeFi Technologies, removes such constraints by providing easy access to crypto assets through your regular brokerage accounts. We're excited to see the market adoption and response to yet another great product coming out of the family."

About the new Valour ETPs
Valour Cardano SEK (ISIN: CH1114178796) and Valour Polkadot SEK (ISIN: CH1114178770) are the fully-hedged, passive investment product with Cardano's native token, ADA, and Polkadot's native token, DOT, as its underlying assets. The new Valour ETPs, available in Swedish krona, will be traded on the Nordic Growth Market (NGM), a regulated stock exchange in Stockholm, Sweden, under local tickers VALOUR CARDANO SEK and VALOUR POLKADOT SEK. Available for purchase via banks or brokers in the same way as any other security, the ETPs remove the mystery, complexity and costs of ADA and DOT investment and custody that have thus far impeded mainstream adoption of digital assets and decentralised  finance.

About Valour
Valour Structured Products Inc. issues exchange-listed financial products that enable retail and institutional investors to access investment in disruptive innovations, such as digital assets, in a simple and secure way. Established in 2019 and based in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO:DEFI, GR: RMJ.F, OTC: DEFTF). For more information on Valour, visit www.valour.com.

About Nordic Growth Market
Nordic Growth Markets is one of the leading Nordic stock exchanges with more than 30 years of experience as a dedicated partner for growth companies. Through our marketplaces in Sweden, Denmark, Finland and Norway, we provide trading in more than 20,000 instruments such as equities, bonds, AIFs and derivatives. The exchange is a wholly-owned subsidiary of Börse Stuttgart, the leading retail exchange in Germany. For more information about  Nordic Growth Market, visit  www.ngm.se.

About DeFi Technologies
DeFi Technologies Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector. For more information visit   https://defi.tech/

Cautionary  note  regarding  forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the growth and adoption of decentralized finance; the pursuit by DeFi Technologies of business opportunities; the offering and trading of Valour's Cardano ETP and Polkadot ETP on the NGM; and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.  The Company  does not  undertake to update any forward-looking information,  except  in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

View  original content  to download multimedia:
http://www.prnewswire.com/news-releases/valour-announces-launch-of-cardano-and-polkadot-exchange-traded-products-etps-301293112.html SOURCE DeFi Technologies, Inc.

View  original  content  to  download  multimedia: http://www.newswire.ca/en/releases/archive/May2021/18/c2518.html

For further information:
Investor Relations, Dave Gentry,
RedChip Companies Inc.,
1-800-RED-CHIP (733-2447), 407-491-4498,
Dave@redchip.com;

Public  Relations,
Veronica Welch,
VEW Media,
ronnie@vewpr.com

CO: DeFi Technologies, Inc. CNW 07:30e 18-MAY-21